Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

November 26, 2012 VIA EDGAR	Deborah S. Froling Attorney 202.857.6075 direct 202.857.6395 fax froling.deborah@arentfox.com
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	ICON ECI Fund Sixteen Registration Statement on Form S-1 (File No. 333-_______)

Ladies and Gentlemen:

On behalf of our client, ICON ECI Fund Sixteen (the “Registrant”), please find attached the Registration Statement on Form S-1 as filed today on EDGAR.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Senior Managing Director of ICON Capital Corp. at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling Deborah S. Froling
cc:	Joel S. Kress, ICON Capital Corp. (w/o attachment)

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